UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

10th Floor B Building

Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong 518048, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Date: September 2, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

CORRECTION: Noah Education Announces Unaudited Fourth Quarter

and Full Fiscal Year 2011 Results

Education Services Revenue Increased 186.4% Year-over-year to RMB29.6 Million;

Gross Profit Increased 189.3% Year-over-year to RMB15.7 Million;

Fourth Quarter and Fiscal Year 2011 Revenue Exceeded Guidance

SHENZHEN, China, Sept. 2, 2011 /PRNewswire-Asia-FirstCall/ –

In the press release, “Noah Education Announces Unaudited Fourth Quarter and Full Fiscal Year 2011 Results,” issued on August 31, 2011, by Noah Education Holdings Ltd. (NYSE: NED), in the section of “Operating expenses,” third paragraph, first sentence, “RMB1.2 million (US$0.2)” should read “RMB1.2 million (US$0.2 million)”; also, in the section of “Net loss,” second paragraph, the last sentence should read “These compare to a net loss of RMB11.1 million, or basic and diluted losses per share of RMB0.29 in the fiscal year 2010 from continuing operations” rather than “These compare to net income of RMB11.1 million, or basic and diluted losses per share of RMB0.29 in the fiscal year 2010 from continuing operation.” Full, corrected announcement follows:

Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for fourth quarter and full fiscal year 2011 ended June 30, 2011.

Fourth Quarter Fiscal 2011 Financial Highlights

•	Net revenue from the education services business (continuing business) increased 186.4% year-over-year to RMB29.6 million (US$4.6 million), exceeding guidance.

•	Gross profit increased 189.3% year-over-year to RMB15.7 million (US$2.4 million), and gross profit margin improved to 53.0%.

•	Operating loss increased 11.1% year-over-year to RMB9.6 million (US$1.5 million).

•

Net loss was RMB38.7 million (US$6.0 million), compared to RMB3.0 million (US$0.5 million) in the fourth quarter of fiscal 2010. The net loss in the quarter included a de-recognition of RMB30.7 million (US$4.7 million) accumulative exchange reserve related to the Electronic Learning Products (“ELP”) business (discontinued business), and RMB3.9 million (US$0.6 million) professional fee associated with the disposal of the ELP business charged during the quarter.

•

Basic and diluted losses per share were RMB1.11 (US$0.17) from continuing operations, and RMB0.08 (US$0.01) from discontinued operations, respectively, compared to basic and diluted losses per share of RMB0.08 from continuing operations and RMB2.11 from discontinued operations, respectively, in the fourth quarter of fiscal 2010.

•	Non-GAAP basic and diluted losses per share were RMB0.97 (US$ 0.15), compared to non-GAPP basic and diluted losses per share of RMB0.01 in the fourth quarter of fiscal 2010.

Full Fiscal 2011 Financial Highlights

•	Net revenue from the education services business (continuing business) increased 134.3% year-over-year to RMB93.5 million (US$14.4 million), exceeding guidance.

•	Gross profit increased 134.3% year-over-year to RMB50.1 million (US$7.7 million), and gross profit margin maintained at 53.7%.

•	Operating loss was RMB26.6 million (US$4.1 million), compared to an operating loss of RMB28.9 million in fiscal year 2010.

•

Net loss was RMB25.5 million (US$3.9 million), compared to RMB11.1 million in fiscal year 2010. The net loss in fiscal 2011 included a de-recognition of RMB30.7 million (US$4.7 million) of accumulative exchange reserve related to the ELP business, and one-time legal and professional expenses of RMB8.7 million (US$1.3 million) associated with the disposal of the ELP business.

•

Basic and diluted losses per share were RMB0.78 (US$0.12) from continuing operations, and RMB10.38 (US$1.60) from discontinued operations, respectively, compared to basic and diluted losses per share of RMB0.29 from continued operations, and RMB0.44 for basic and RMB0.43 for diluted earnings per share from discontinued operation in fiscal 2010.

•	Non-GAAP basic and diluted losses per share were RMB0.47 (US$0.07), compared to Non-GAAP basic and diluted losses per share of RMB0.02 in fiscal 2010.

Recent Business Development

•

Completion of Acquisition of Shanghai Yuanbo Education Information and Consulting Corporation Ltd (“Yuanbo Education”) – On July 31, 2011, Noah completed its acquisition of an 80% interest in Yuanbo Education, a company focused on early childhood education services in the Yangtze Delta region, for a total consideration of RMB94.9 million. Yuanbo Education operates 15 kindergartens in the Yangtze Delta region under the brand name Qingan.

•

Completion of Disposal of ELP Business – Noah announced on July 13, 2011 that the company has received the second installment of RMB17.5 million, representing 30% of the total purchase price of RMB100 million, net of adjustment. The final installment of RMB30 million will be paid by October 12, 2011. The final installment will not be subject to any price adjustment and the Company has kept buyer’s stock certificate as collateral to secure the third payment obligations under the acquisition agreement.

Commenting on the results, Jerry He, Chief Executive Officer of Noah Education, said, “We are delighted to finish fiscal year 2011 with a brand new chapter for Noah. With the completion of the acquisition of Yuanbo Education and divestment of the ELP business, Noah has transformed into a pure education services company and firmly established our footprint in the education services segment. Further to the exciting business progress, we are very pleased to report that Noah, the two education service arms LNS and Wentai Education continued to demonstrate the anticipated profitable growth potential, strong margin and highly visible business model, by delivering a 186% and 189% net revenue and gross profit growth in the fourth quarter, concluding the fiscal year 2011 and paving for fiscal year 2012 with a strong growth momentum.”

“Looking ahead, our strategic priorities will continue to be driving organic growth from LNS and Wentai Education; integrating and optimizing growth from the newly acquired Yuanbo Education and expanding our presence in the primary, secondary and supplemental education services business, while further increasing the company’s presence to capture the promising growth prospects of the education services industry in China.”

“In driving organic growth, we will continue to expand the school network of LNS and Wentai Education to increase enrollment and tuition revenue while optimizing revenue opportunities brought by supplementary programs such as Dudu Happy Reading Program for LNS. We expect to add one kindergarten to LNS, and one school and one kindergarten to Wentai Education networks in the coming quarter. The newly acquired Yuanbo Education will provide a new growth engine, adding to the growth momentum in the near term. We expect a profitable fiscal year 2012 beginning next quarter.”

“With the strengthened management capabilities in education services, we are on track to integrate internal functions, including standardizing management reporting to strengthen internal control, and pooling marketing, IT and R&D resources, to optimize the potential of and synergies among different education service units.”

“On the other hand, we will capitalize on our RMB487.9 million (US$75.5 million) liquidity position to further expand our presence in education service value chain to drive our medium to long term growth. We will continue to focus on pre-school education opportunities which are a highly fragmented, under-served segment in the high growth education service industry in China, and can complement our existing business in the space.”

Dora Li, Chief Financial Officer of Noah Education, said, “Despite the impact of one-off non-cash items related to the disposal of the ELP business, our margin profile will increase with our transformation into an education services company.”

“The high and stable gross margin for the fourth quarter and the fiscal year 2011 demonstrated the distinctive feature of the education services business. Sales and marketing as well as research and development expenses as a percentage of revenue were also lowered and maintained at more stable levels after the change in business nature, although operating margin was impacted by the high general and administrative expenses as we built the infrastructure for a more sizable operation.”

“We believe that the general and administrative expenses as a percentage of revenue has leveled off and will improve as our revenue size continues to expand in fiscal 2012 with the more sizable scale of LNS and Wentai Education, as well as the addition of Yuanbo Education. Meanwhile, we will continue to see gross margin and other operating expenses maintained at a similarly favorable levels.”

Fourth Quarter and Fiscal Year 2011 Unaudited Financial Results

Net revenue

Net revenue from education services business (continuing operations) for the fourth quarter increased 186.4% to RMB29.6 million (US$4.6 million) from RMB10.3 million in the fourth quarter of fiscal 2010, driven mainly by the contribution from the newly acquired Wentai Education. Net revenue from Wentai Education was RMB18.2 million (US$2.8 million), representing 61.6% of net revenue. LNS also showed solid growth with revenue increased 9.9% year-over-year to RMB11.4 million (US$1.8 million) from RMB10.3 million.

Net revenue for the fiscal year 2011 increased 134.3% year-over-year to RMB93.5 million (US$14.4 million) from RMB39.9 million. Net revenue from Wentai Education was RMB51.9 million (US$8.0 million), representing 55.5% of total. Net revenue from LNS was RMB41.6 million, representing a 4.2% year-over-year increase from RMB39.9 million.

Gross profit and gross profit margin

Gross profit for the fourth quarter increased 189.3% year-over-year to RMB15.7 million (US$2.4 million) from RMB5.4 million. Gross profit margin for the quarter was 53.0%, compared to 52.4% in the fourth quarter of fiscal 2010. The increase of gross profit was primarily driven by the contribution from Wentai Education.

Gross profit for the fiscal year 2011 increased 134.3% to RMB50.1 million (US$7.7 million) from RMB21.4 million in the fiscal year 2010. Gross profit margin for the fiscal year was 53.7%, compared to 53.7% in the fiscal year 2010.

Operating expenses

Total operating expenses for the fourth quarter were RMB27.5 million (US$4.2 million), a year-over-year increase of 95.4% from RMB14.1 million. The increase in operating expenses was a result of the addition of Wentai Education expenses of RMB6.4 million (US$1.0 million) which were not consolidated in the fourth quarter of fiscal 2010. As a percentage of net revenue, operating expenses were 93.0%, compared to 136.3% in the same period in fiscal 2010. Total operating expenses for the fiscal year increased 63.5% year-over-year to RMB82.2 million (US$12.7 million) from RMB50.3 million. The increase in total operating expenses was primarily due to the inclusion of operating expenses from Wentai Education, which amounted to RMB19.0 million (US$2.9 million), and the professional fees associated with the disposal of the ELP business totaling RMB8.7 million. As a percentage of net revenue, operating expenses were 88.0%, compared to 126.0% in fiscal 2010.

Research and development (“R&D”) expenses for the fourth quarter increased 41.7% year-over-year to RMB0.6 million (US$0.1 million) from RMB0.4 million. R&D expenses for the fiscal year increased 17.7% year-over-year to RMB2.2 million (US$0.3 million) from RMB1.9 million. The increase in R&D expenses was mainly attributable to R&D investment in LNS associated with enhancing Dudu Happy Reading Program. As a percentage of net revenue, R&D expenses were 2.4%, compared to 4.7% in fiscal 2010. The Company will continue to invest in R&D to strengthen teaching material and content development capabilities.

Sales and marketing (“S&M”) expenses for the fourth quarter increased 16.7% year-over-year to RMB1.2 million (US$0.2 million) from RMB1.0 million. As a percentage of net revenue, S&M expenses were 3.9%, compared to 9.6% in the same period in fiscal 2010. The lower percentage of S&M expenses to net revenue primarily reflected the lower expenditure on advertising and marketing for education services business. S&M expenses for the fiscal year increased 17.4% year-over-year to RMB4.0 million (US$0.6 million), from RMB3.4 million, primarily reflecting the additional S&M expenses from Wentai Education. As a percentage of net revenue, S&M expenses were 4.3%, compared to 8.5% in fiscal 2010.

General and administrative (“G&A”) expenses for the fourth quarter increased 52.9% year-over-year to RMB15.6 million (US$2.4 million) from RMB10.2 million. The increase was mainly attributable to the incremental expenses arising from Wentai Education and the share option expenses incurred during the quarter. As a percentage of net revenue, G&A expenses were 52.8%, compared to 98.9% in the same period in fiscal 2010. G&A expenses for the fiscal year increased 55.2% year-over-year to RMB65.5 million (US$10.1 million) from RMB42.2 million. The increase in G&A expenses were mainly attributable to the RMB18.2 million (US$2.8 million) additional expenses from Wentai Education, the increase of RMB3.0 million (US$0.4 million) in staff compensation cost for LNS, as well as increased share based payment and travel expenses. As a percentage of net revenue, G&A expenses were 70.0%, compared to 105.7% in fiscal 2010.

Other expenses

Other expenses for the fourth quarter of fiscal 2011 were RMB10.1 million (US$1.6 million), compared to RMB2.4 million in the same quarter of fiscal 2010. The increase was mainly attributable to RMB8.7 million (US$1.3 million) legal and professional fee associated with the sale of ELP business.

Other expenses for fiscal 2011 were RMB10.6 million (US$1.6 million) which includes the one-time legal and professional expenses of RMB8.7 million (US$1.3 million) in relating to the disposal of ELP business.

Operating income/loss

Operating loss for the fourth quarter of fiscal 2011 increased 11.1% year-over-year to RMB9.6 million (US$1.5 million), from RMB8.7 million in the fourth quarter of fiscal 2010. Operating loss for the fiscal year was RMB26.6 million (US$4.1 million), compared to an operating loss of RMB28.9 million in fiscal year 2010.

Other income, net

Interest income for the fourth quarter of fiscal 2011 was RMB0.3 million (US$0.04 million), compared to RMB1.4 million in the fourth quarter of fiscal 2010. Investment income for the fourth quarter of fiscal 2011 was RMB3.8 million (US$0.6 million), compared to RMB0.9 million in the fourth quarter of fiscal 2010. Other non-operating loss was RMB30.7 million (US$4.7 million), compared to an income of RMB4.2 million in the same period in fiscal 2010. The loss was mainly due to a one-time dividend paid to LNS original shareholders amounted to RMB5.9 million (US$1.0 million) and de-recognition of accumulative exchange reserve related to ELP business amounted to RMB30.7 million (US$4.7 million).

Interest income for the fiscal year was RMB1.9 million (US$0.3 million), compared to RMB9.1 million in fiscal year 2010. Investment income for the fiscal year was RMB10.4 million (US$1.6 million), compared to RMB2.8 million in fiscal year 2010. Other non-operating loss for the fiscal year was RMB4.9 million (US$0.8 million), compared to an income of RMB6.0 million in the fiscal year 2010. The loss was mainly due to a one-time dividend paid to LNS original shareholders amounted to RMB5.9 million (US$1.0 million).

Income tax expenses

Income tax expenses were RMB2.5 million (US$0.4 million) in the fourth quarter of fiscal 2011, compared to RMB0.9 million in the same period in fiscal 2010. Income tax expenses for the fiscal year were RMB6.2 million (US$1.0 million), compared to RMB0.2 million in fiscal year 2010.

Net loss

Net loss from continuing operations for the fourth quarter was RMB38.7 million (US$6.0 million) or basic and diluted losses per share of RMB1.11 (US$0.17). Net loss from discontinued operations was RMB3.1 million (US$0.5 million), or basic and diluted losses per share of RMB0.08 (US$0.01). This compares with a loss of RMB3.0 million from continuing operations, or basic and diluted losses per share of RMB0.08 in the fourth quarter of fiscal 2010. Net loss from discontinued operation for the fourth quarter of fiscal 2010 was RMB80.6 million, or basic and diluted losses per share of RMB2.11.

Net loss from continuing operations for the fiscal year was RMB25.5 million (US$3.9 million), or basic and diluted losses per share of RMB0.78 (US$0.12). Net loss from discontinued operation for fiscal 2011 was RMB382.5 million (US$59.1 million) or basic and diluted losses per share of RMB10.38 (US$1.60). These compare to a net loss of RMB11.1 million, or basic and diluted losses per share of RMB0.29 in the fiscal year 2010 from continuing operations.

Net loss excluding share-based compensation expenses (non-GAAP) for the fourth quarter of fiscal 2011 was RMB33.3 million (US$5.1 million) from continuing operations. Net loss excluding share-based compensation expenses for the fiscal year 2011 was RMB14.0 million (US$2.2 million).

Liquidity

Cash and cash equivalents, short-term bank deposit, and short-term investments totaled RMB487.9 million (US$75.5 million) on June 30, 2011, compared to RMB491.2 million on March 31, 2011. For the three months ended June 30, 2011, the Company generated RMB28.1 million (US$4.4 million) in cash from operations, compared to cash outflow of RMB16.9 million in the same period of fiscal 2010.

Deferred revenue

Deferred revenue as of June 30, 2011 was RMB20.4 million (US$3.2 million). This compares with deferred revenue of RMB23.8 million as of March 31, 2011.

Financial Outlook for Full Fiscal 2012 and for the First Quarter of Fiscal 2012

Based on current estimates and market conditions, for the first quarter of fiscal 2012, Noah expects to generate net revenue in the range of RMB33 million (US$5.1 million) to RMB35 million (US$5.4 million). For the full fiscal 2012, the Company expects to generate revenue between RMB145 million (US$22.4 million) and RMB155 million (US$23.9 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (China) on Wednesday, August 31, 2011 to discuss its fourth quarter and full fiscal year 2011 financial results and recent business activities. The conference call may be accessed by calling:

	Toll Free	Toll
United States	1-866-700-0133	1-617-213-8831
China – South China Telecom	10-800-130-0399
South China Netcom	10-800-852-1490
North China Telecom	10-800-152-1490
Hong Kong		###-##-####
International		1-617-213-8831
Passcode	“Noah Education”, “Noah” or “NED”

Please dial in 10 minutes before the commencement time of this call.

A telephone replay will be available shortly after the call until September 7, 2011 by dialing the following numbers:

	Toll Free	Toll
United States	1-888-286-8010	1-617-801-6888
International		1-617-801-6888
Passcode	82919718

A live webcast and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations have been translated into US dollars at the average rate of RMB6.4774, while RMB amounts in balance sheet and cash flow statements have been translated into US dollar at the rate of RMB6.4635 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2011 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd.

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, and Little New Star, which provides English language training for children aged 3-19 in its directly owned and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noahedu.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Contacts
Noah Education Holdings Ltd.
Léa Wu
T: +86 (755) 82889128
E: ir@noaheducation.com

Noah Education Holdings Ltd.

Consolidated Statements of Operations

	Three months ended June 30			Twelve months ended June 30
	2010 (Unaudited)	2011 (Unaudited)		2010 (Audited)	2011 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	10,326,762	29,573,879	4,565,726	39,897,671	93,474,859	14,430,997
Cost of revenue	(4,910,962)	(13,904,517)	(2,146,631)	(18,493,517)	(43,325,518)	(6,688,755)
Gross profit (loss)	5,415,800	15,669,361	2,419,094	21,404,154	50,149,342	7,742,242
Research & development expenses	(437,133)	(619,331)	(95,615)	(1,878,735)	(2,212,193)	(341,527)
Sales & marketing expenses	(990,684)	(1,155,773)	(178,433)	(3,390,773)	(3,979,909)	(614,433)
General and administrative expenses	(10,216,272)	(15,612,674)	(2,411,732)	(42,170,343)	(65,468,603)	(10,107,271)
Other expenses	(2,426,928)	(10,102,935)	(1,559,729)	(2,861,942)	(10,571,984)	(1,632,142)
Total operating expenses	(14,071,017)	(27,499,713)	(4,245,508)	(50,301,793)	(82,232,589)	(12,695,373)

Other operating income	167	2,211,990	341,495	44,995	5,512,172	850,990
Operating income (loss)	(8,655,050)	(9,618,361)	(1,484,918)	(28,852,644)	(26,571,075)	(4,102,142)
Interest income	1,419,771	286,449	44,223	9,134,152	1,880,147	290,264
Investment income	907,099	3,848,783	594,189	2,823,770	10,368,364	1,600,707
Other Non-Operating income(loss)	4,253,625	(30,657,217)	(4,732,975)	5,962,348	(4,935,508)	(761,962)
Income before income taxes	(2,074,556)	(36,140,347)	(5,579,481)	(10,932,374)	(19,258,073)	(2,973,133)
Income tax (expenses) credit	(914,701)	(2,534,539)	(391,292)	(164,400)	(6,219,458)	(960,183)
Net income (loss) from continuing operations	(2,989,257)	(38,674,886)	(5,970,773)	(11,096,774)	(25,477,531)	(3,933,316)
less: Net income attributable to non-controlling interest	0	1,763,830	272,307	0	3,344,273	516,301
Net income attributable to controlling interest	(2,989,257)	(40,438,716)	(6,243,080)	(11,096,774)	(28,821,803)	(4,449,617)

Income(loss) from discontinued ELP business before income tax	(80,725,990)	(35,188,218)	(5,432,488)	14,987,626	(382,515,245)	(59,054,129)
Income tax	160,776	32,115,572	4,958,122	1,768,971
Loss from discontinued ELP operation	(80,565,214)	(3,072,646)	(474,367)	16,756,597	(382,515,245)	(59,054,129)

Net income per share from continuing operation
Basic	(0.08)	(1.11)	(0.17)	(0.29)	(0.78)	(0.12)
Diluted	(0.08)	(1.11)	(0.17)	(0.29)	(0.78)	(0.12)

Net income per share from discontinued operation
Basic	(2.11)	(0.08)	(0.01)	0.44	(10.38)	(1.60)
Diluted	(2.11)	(0.08)	(0.01)	0.43	(10.38)	(1.60)

Weighted average ordinary shares outstanding
Basic	38,122,632	36,324,578	36,324,578	38,327,047	36,856,451	36,856,451
Diluted	38,855,771	36,559,316	36,559,316	39,201,389	37,091,473	37,091,473

Noah Education Holdings Ltd.

Consolidated Balance Sheet

	March 31 2011	June 30 2011
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	428,178,794	405,874,701	62,794,879
Short term bank deposit		32,000,000	4,950,878
Investments
Held to maturity investment	63,003,441	50,003,441	7,736,279
Accounts receivables, net of allowance	2,665,331	1,668,007	258,066
Inventories	5,418,466	6,197,967	958,918
Prepaid expenses, and other current assets	10,624,568	60,115,668	9,300,792
Assets held for sale (note)	166,919,775	0	0

Total current assets	676,810,375	555,859,783	85,999,812
Investments	23,393,235	12,943,200	2,002,506
Property, plant and equipment, net	163,578,694	171,920,948	26,598,739
Intangible assets, net	40,255,370	39,019,233	6,036,858
Goodwill	85,438,649	103,025,561	15,939,593
Deposit for investment	6,000,000	4,000,000	618,860
Prepaid expenses non-current	0	743,242	114,991

Total assets	995,476,324	887,511,968	137,311,359

Liabilities and Shareholders’ Equity
Current liabilities
Accountants payable (including account payables of the consolidated VIEs without recourse to Noah of RMB63,979 as of June 30, 2011)	3,316,979	2,835,594	438,709
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to Noah of RMB7,302,862 as of June 30, 2011)	44,578,437	34,236,815	5,296,947
Advances from customers	372,792	227,516	35,200
Income tax payable(credit) (including income tax payables of the consolidated VIEs without recourse to Noah of RMB3,292,381 as of June 30, 2011)	3,415,484	5,732,080	886,838
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Noah of RMB12,817,039 as of June 30, 2011)	23,760,360	20,420,720	3,159,390
Liabilities held for sale (note)	66,919,775	0	0

Total current liabilities	142,363,827	63,452,723	9,817,084
Deferred revenues-non current	5,754,839	5,327,152	824,190
Deferred tax liabilities	4,214,131	4,589,541	710,071

Total non-current liabilities	9,968,970	9,916,693	1,534,261
Total liabilities	152,332,797	73,369,416	11,351,345

Shareholders’ Equity
Ordinary shares	14,764	14,799	2,290
Additional paid-in capital	1,037,991,055	1,042,785,726	161,334,529
Accumulated other comprehensive loss	(120,750,781)	(119,328,924)	(18,461,967)
Retained earnings	(116,881,309)	(154,312,678)	(23,874,476)

Total shareholders’ equity	800,373,729	769,158,923	119,000,375

Minority interest	42,769,798	44,983,628	6,959,639

Total liabilities and shareholders’ equity	995,476,324	887,511,968	137,311,359

Note:

Assets/Liabilities classified as held for sale of ELP business	As of March 31, 2011
Cash and cash equivalents	0
AR (net)	87,131,651
Other receivables	29,820,041
Inventory (net)	37,536,912
Fixed assets (net)	8,852,920
Intangible assets(net)	3,578,250
AP	(17,625,037)
Advance from customer	(4,952,467)
Income tax payable	(48,391)
Deferred tax liabilities	(32,115,572)
Other payables and accruals	(12,178,308)

Total	100,000,000

Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended					Twelve months ended
	June 30					June 30
	2010		2011			2010		2011
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	10,326,762	100.0%	29,573,879	4,565,726	100.0%	39,897,671	100.0%	93,474,859	14,430,997	100.0%

GAAP gross profit (loss)	5,415,800	52.4%	15,669,361	2,419,094	53.0%	21,404,154	53.6%	50,149,342	7,742,242	53.7%
Share-based compensation	76,361	0.7%	125,622	19,394	0.4%	295,940	0.7%	297,460	45,923	0.3%

Non-GAAP gross profit	5,492,161	53.2%	15,794,983	2,438,488	53.4%	21,700,094	54.4%	50,446,801	7,788,165	54.0%

GAAP operating income (loss)	(8,655,050)	-83.8%	(9,618,361)	(1,484,918)	-32.5%	(28,852,644)	-72.3%	(26,571,075)	(4,102,142)	-28.4%
Share-based compensation	2,524,465	24.4%	5,352,237	826,298	18.1%	10,395,821	26.1%	11,437,616	1,765,782	12.2%

Non-GAAP operating income (loss)	(6,130,585)	-59.4%	(4,266,124)	(658,620)	-14.4%	(18,456,823)	-46.3%	(15,133,459)	(2,336,360)	-16.2%

GAAP net income (loss)	(2,989,257)	-28.9%	(38,674,886)	(5,970,773)	-130.8%	(11,096,774)	-27.8%	(25,477,531)	(3,933,316)	-27.3%
Share-based compensation	2,524,465	24.4%	5,352,237	826,298	18.1%	10,395,821	26.1%	11,437,616	1,765,782	12.2%

Non-GAAP net income	(464,792)	-4.5%	(33,322,648)	(5,144,475)	-112.7%	(700,953)	-1.8%	(14,039,915)	(2,167,534)	-15.0%

GAAP net income (loss) per share from continuing operations
Basic	(0.08)		(1.11)	(0.17)		(0.29)		(0.78)	(0.12)
Diluted	(0.08)		(1.11)	(0.17)		(0.29)		(0.78)	(0.12)

Non-GAAP net income (loss) per share
Basic	(0.01)		(0.97)	(0.15)		0.02		(0.47)	(0.07)
Diluted	(0.01)		(0.97)	(0.15)		0.02		(0.47)	(0.07)

Note: This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance for the continuing operations

Noah Education Holdings Ltd.

Consolidated Cash Flow Statements

	For Three Months Ended June 30			For Twelve Months Ended June 30
	2010	2011	2011	2010	2011	2011
	RMB	RMB	USD	RMB	RMB	USD
Cash flows from operating activities

Net (loss)	(2,989,257)	(38,674,886)	(5,983,583)	(11,096,773)	(25,477,531)	(3,941,755)
Adjustments to reconcile net income (loss)					0
Amortization of intangible assets	416,321	1,256,677	194,427	3,883,436	4,590,181	710,170

Depreciation of PPE	2,116,783	2,955,074	457,194	7,946,558	11,556,571	1,787,974
Gain/loss on disposal of fixed assets	0	1,207,986	186,894	0	1,079,090	166,951

Write off of intangibles	0	150,629	23,305		150,629	23,305
Share-based compensation expense	2,524,465	5,352,237	828,071	10,395,821	11,437,616	1,769,570
Unrealized loss on trading investments	257,134	0	0	(868,255)	(706,454)	(109,299)
Realized gain on trading investments	0	0	0	0	(358,377)	(55,446)
Unrealized Exchange difference	(3,940,411)	20,367,363	3,151,135	(4,290,301)	(2,755,118)	(426,258)
Impairment loss on Franklin B Share investment	0	3,727,642	576,722	0	4,409,508	682,217

Other adjustment	0	6,529,992	1,010,287	0	430,421	66,593

Changes in current assets & liabilities

Trading investments	29,976	0	0	3,354,018	6,558,010	1,014,622

Accounts receivable	(1,306,123)	997,324	154,301	(3,798,559)	2,184,074	337,909

Inventories	(346,744)	(1,009,440)	(156,175)	1,324,208	(1,619,438)	(250,551)

Prepaid and others	99,030		0	(3,058,882)	5,324,173	823,729

Deferred tax assets	1,001,706	41,911	6,484	926,222	47,980	7,423
Related party receivable	0	5,916,520	0	7,481		0

Accounts payable	781,673	(3,676,320)	(568,782)	1,912,833	(4,411,796)	(682,571)
Other payables and accruals	(15,659,798)	(15,502,376)	(2,398,449)	(2,297,597)	(27,611,149)	(4,271,857)
Advances from customers	216,215	(145,276)	(22,476)	(3,161,220)	(275,735)	(42,660)

Income tax payable	(452,049)	2,316,595	358,412	(35,077)	5,402,141	835,792

Deferred revenue	42,300	(3,767,328)	(582,862)	4,449,055	750,753	116,153

Deferred tax liabilities	313,358	95,753	14,814	(1,071,396)	(167,802)	(25,961)
Receipt of consideration	0	87,532,200	13,542,539	0	87,532,200	13,542,539
Receivable from disposal	0	(47,532,200)	(7,353,941)	0	(47,532,200)	(7,353,941)

Operating cash (used in) from continuing operation	(16,895,420)	28,140,080	4,363,691	4,521,573	30,599,266	4,734,164
Operating cash (used in) from discontinued operation	(93,460,818)	(2,249,513)	(348,033)	(112,936,922)	(29,969,784)	(4,636,773)

Total operating cash flow	(110,356,238)	25,890,566	4,005,657	(108,415,349)	629,482	97,390

Cash flows from investing activities
Acquisition of Properties, plants, & equipments	(5,057,830)	(5,178,973)	(801,265)	(13,681,709)	(22,032,996)	(3,408,834)
Acquisition of Intangible assets	372,428	(171,170)	(26,482)	(4,125,773)	(284,310)	(43,987)

	For Three Months Ended			For Twelve Months Ended
	June 30			June 30
	2010	2011	2011	2010	2011	2011
	RMB	RMB	USD	RMB	RMB	USD
Acquisition of Little New Star	0	0	0	(4,485,215)	(6,636,123)	(1,026,707)
Acquisition of Wentai Education	0	0	0	0	(4,380,923)	(677,794)
Acquisition (WT) of Changsha kindergartens	0	(25,000,000)	0	0	(25,000,000)	(3,867,874)
Repayment of deposit for investment	0	6,000,000	928,290	0	4,200,000	649,803
Deposits for long-term investments	(4,200,000)	(4,000,000)	(618,860)	(4,200,000)	(4,000,000)	(618,860)
(Increase)/decrease in short-term fixed deposits	(40,000,000)	(32,000,000)	(4,950,878)	214,200,000	28,000,000	4,332,018
Decrease in short-term investments (held-to-maturity investment)	0	13,000,000	2,011,294	0	(44,000,000)	(6,807,457)
(Increase)/decrease in AFS short-term investment	0	0	0	(20,480,700)	0	0

Investing cash flow from continuing operation	(48,885,402)	(47,350,143)	(7,325,774)	167,226,603	(74,134,352)	(11,469,692)
Investing cash flow from discontinued operation	(2,157,390)	0	0	(10,378,946)	(5,716,809)	(884,476)

Total investing cash flow	(51,042,792)	(47,350,143)	(7,325,774)	156,847,657	(79,851,161)	(12,354,167)

Cash flows from financing activities
Proceed from issue of shares to employee	0	49	8	0	49	8
Dividend paid to non-controlling shareholders	0	0	0	0	(450,000)	(69,622)
Proceed from exercise of employee share options	665,049	28,464	4,404	10,506,502	386,457	59,791

Shares repurchases	(20,645,601)	(586,043)	(90,670)	(38,698,609)	(18,404,847)	(2,847,505)
Repayment of short-term borrowing of LNS	0	0	0	(7,000,000)	0	0

Financing cash flow from continuing operation	(19,980,553)	(557,530)	(86,258)	(35,192,107)	(18,468,342)	(2,857,328)
Financing cash flow from discontinued operation	0	0	0	0	0	0

Total financing cash flow	(19,980,553)	(557,530)	(86,258)	(35,192,107)	(18,468,342)	(2,857,328)

Effect of exchange rate changes on cash	(147,232)	(286,988)	(44,401)	(424,146)	(3,162,803)	(489,333)
Net increase (decrease) in cash	(181,379,582)	(22,017,107)	(3,406,375)	13,240,200	(97,690,021)	(15,114,105)
Cash and cash equivalents at beginning of year	688,254,341	428,178,794	66,245,655	493,911,466	506,727,524	78,398,317

Cash and cash equivalents at end of year	506,727,527	405,874,699	62,794,879	506,727,520	405,874,700	62,794,879